ITC Holdings Corp.

May 17, 2018

VIA EDGAR

Re:	ITC Holdings Corp.
Registration Statement on Form S-4 Filed May 9, 2018
File No.: 333-224814

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Mara L. Ransom

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), as amended, ITC Holdings Corp., a Michigan corporation (“ITC Holdings” or the “Issuer”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that it may become effective at 10:00 a.m., Washington, D.C. time, on May 21, 2018, or as soon as possible thereafter.

We request that we be notified of such effectiveness by telephone call to Risë Norman of Simpson Thacher & Bartlett LLP at (212) 455-3080.

Very truly yours,

ITC Holdings Corp.

By:	/s/ Gretchen L. Holloway
	Name:	Gretchen L. Holloway
	Title:	Senior Vice President and Chief Financial Officer